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                             November 25, 2020

       Brian Chesky
       Chief Executive Officer
       Airbnb, Inc.
       888 Brannan Street
       San Francisco, CA 94103

                                                        Re: Airbnb, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed November 16,
2020
                                                            File No. 333-250118

       Dear Mr. Chesky:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Critical Accounting Policies and Estimates
       Goodwill and Impairment of Long-Lived Assets, page 181

   1. We note your discussions in MD&A and elsewhere throughout your filing in regard to the adverse conditions
affecting the travel industry that have occurred during the nine months ended September 30,
2020, and which have adversely impacted your business and results of operations during
this period. Given these unfavorable market conditions during the first three quarters of
2020, and considering that your revenue, loss from operations, net loss and cash flows
from operating activities all were negatively impacted for the nine month period ended
September 30, 2020, as compared to the comparable period of the prior year, please tell
us whether you performed an interim impairment test of your
 Brian Chesky
FirstName
Airbnb, Inc.LastNameBrian Chesky
Comapany 25,
November    NameAirbnb,
               2020      Inc.
November
Page 2     25, 2020 Page 2
FirstName LastName
         goodwill and intangible assets pursuant to the guidance in ASC 350-20-35-30 and ASC
         350-30-35-18. If not, please explain in detail why you believe the unfavorable macroeconomic conditions described in MD&A and the related unfavorable changes in your consolidated results, did not represent a significant adverse change in business climate that could affect the value of your goodwill and intangible assets and which would trigger an impairment analysis.
Class A, Class B, Class C, and Class H Common Stock, page 306

2. We note that your Class C common stock will have no voting rights and that you have no plans to issue Class C common stock. Please revise your disclosure here and throughout your prospectus, as appropriate, to fully describe the purpose of the Class C common stock and how any future issuance of Class C stock accomplishes this purpose, as well the impact of Class C issuances on the voting and economic power of Class A and Class B holders. Please also disclose the types of transactions and/or classes of individuals to whom you eventually plan to issue such shares. In addition, please revise your risk factors to include a detailed discussion of the material risks relating to the issuance of Class C shares, including, but not limited to, the potential conflict of interest presented by a misalignment of the Class B holders' voting control and economic interest, the attractiveness and liquidity of Class C common stock, and anti-takeover effects, as applicable. Please also revise your Summary to include a discussion of your multi-class structure, including the purpose and material risks of such structure. Forum Selection, page 316

3. We note your updated disclosure states that unless you consent in writing to the selection of an alternative forum, the federal district courts of the United States will be the exclusive forum for resolving any complaint under the Securities Act. We note that
         Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please revise your disclosure here and in your risk factors to address the questions of enforceability with respect to this section of the provision. In addition, please revise your risk factor disclosure to include a more detailed discussion of the risks associated with an exclusive forum provision, such as increased costs to investors to bring a claim and the potential to discourage claims or limit an
         investors    ability to bring a claim in a judicial forum that they
find favorable.
Consolidated Financial Statements
Note 14. Income Taxes, page F-62

4. Reference is made to page F-66 where you discuss the corrections made to total unrecognized tax benefits for the year ended December 31, 2019. Please explain this correction to us in further detail. In doing so, please tell which financial statement line items were impacted. If no financial statement line items were impacted, please explain why.
 Brian Chesky
Airbnb, Inc.
November 25, 2020
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Blaise Rhodes at 202-551-3774 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Erin Jaskot at 202-551-3442 with any other questions.



FirstName LastNameBrian Chesky                             Sincerely,
Comapany NameAirbnb, Inc.
                                                           Division of
Corporation Finance
November 25, 2020 Page 3                                   Office of Trade &
Services
FirstName LastName